UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

11018777

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/09/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LB Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

274 Riverside Avenue, PH
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lyons Brewer (203) 293-4507
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Knight & Co. CPAs
(Name – *if individual, state last, first, middle name*)

116 Sherman Street (Address) Fairfield (City) CT (State) 06824 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lyons Brewer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LB Group LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Janelle C. Kandrach

Notary Public

Janelle C. Kandrach
Notary Public
State of Connecticut
Commission Expires 2/28/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LB Group LLC

Table of Contents

Report of Independent Auditor	1
Statement of Financial Condition	2
Statement of Income and Changes in Members' Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5
Supplementary Schedules	
Schedule I - Computation of Net Capital Under Rule 15c3-1	8
Schedule II - Reconciliation of Net Capital From Quarterly Focus - Rule 17a-5(d)(4) to Annual Audited Financial Statements	9
Independent Auditors' Report on Internal Control Required By Rule 17a-5 of the Securities & Exchange Commission	10

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

116 Sherman Street. P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT AUDITOR

To the Members of
LB Group LLC

We have audited the accompanying statement of financial condition of LB Group LLC as of December 31, 2010 and the related statements of income and changes in members' equity and cash flows for the period from April 9, 2010 (inception of broker/dealer activity) to December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the LB Group LLC as of December 31, 2010, and the results of its operations and its cash flows for the period from April 9, 2010 to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
February 14, 2011

LB Group LLC
Statement of Financial Condition
December 31, 2010

Assets		
Current assets		
Cash and equivalents	$	37,740
Accounts receivable		3,850
Other current assets		4,220
Total current assets		45,810
Property and equipment		
Office equipment		10,229
Accumulated depreciation		(5,469)
Net property and equipment		4,760
Total assets	$	50,570
Liabilities and Members' Equity		
Current liabilities		
Accounts payable	$	5,179
Accrued liabilities		19,164
Installment note payable		4,084
Total current liabilities		28,427
Members' Equity		22,143
Total liabilities and members' equity	$	50,570

See report of independent auditor and notes to financial statements.

LB Group LLC
Statement of Income and Changes in Members' Equity
For the period from April 9, 2010 to December 31, 2010

Fee revenue	$	88,600
Operating expenses		
Accounting		7,500
Auto		3,163
Bank fees		227
Computer technology		1,928
Depreciation		2,067
Dues and subscriptions		3,449
Gifts		744
Interest		325
Marketing and promotion		1,463
Meals and entertainment		4,894
Payroll		104,153
Postage and Shipping		160
Professional fees		3,769
Regulatory expense		14,094
Rent		26,668
Repairs and maintenance		639
Supplies		3,570
Taxes		358
Telephone		2,854
Travel		2,456
Website maintenance		500
Total operating expenses		184,981
Loss from operations		(96,381)
Beginning members' equity		118,566
Members' distributions		(42)
Ending members' equity	$	22,143

See report of independent auditor and notes to financial statements.

LB Group LLC
Statement of Cash Flows
For the period from April 9, 2010 to December 31, 2010

Cash flows from operating activities:		
Net loss	$	(96,381)
Adjustments to reconcile change in net loss to net cash provided by operating activities:		
Depreciation		2,067
Increase in accounts receivable		(3,850)
Increase in other current assets		(4,220)
Decrease in prepaid rent		19,699
Decrease in accounts payable		(8,762)
Increase in accrued liabilities		9,731
Total adjustments		14,665
Net cash used by operating activities		(81,716)
Cash flows from investing activities:		
Acquisition of property and equipment		(1,445)
Net cash used by investing activities		(1,445)
Cash flows from financing activities:		
Member distributions		(42)
Decrease in installment note payable		(621)
Net cash used by financing activities		(663)
Net decrease in cash and cash equivalents		(83,824)
Beginning cash and cash equivalents		121,564
Ending cash and cash equivalents	$	37,740

See report of independent auditor and notes to financial statements.

LB Group LLC
Notes to Financial Statements
December 31, 2010
(See Report of Independent Auditor)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

LB Group LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company received its approval for membership on April 9, 2010. The Company is an independent, private equity placement and advisory firm focused on fund formation and marketing for highly differentiated, alternative institutional investment managers. With an over 20 year history of presenting compelling strategies to a well-diversified institutional investor base, the firm's professionals have raised commitments from institutional investors worldwide.

The Company's proven execution ability and distinct market knowledge offers its clients insightful solutions to match their goals with the evolving alternative investment programs of institutional investors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from services are recognized from transactions when the equity placement or other services closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at December 31, 2010. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three years for office automation equipment. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a partnership. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements.

The Company has adopted FASB Accounting Standards Codification 740 for accounting for uncertain tax positions. The standard prescribes how an entity should measure, recognize, present and disclose positions that it has taken or expects to take on its income tax returns. The Company regularly reviews and evaluates its tax positions taken in previously filed information returns and as reflected in its financial statements and believes that in the event of an examination by taxing authorities, its positions would prevail based upon the technical merits of such positions. Therefore, the Company has concluded that no tax benefits or liabilities are required to be recognized

NOTE 3 – RELATED PARTY TRANSACTIONS

Periodically the Company reimburses its members for expenses incurred on behalf of the Company. As of December 31, 2010 the Company owed $2,224 to one of its members.

One of the members of the Company personally guarantees the operating lease for which the Company leases its office space (see note 6).

NOTE 4 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $9,313, which was $4,313 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 305.24%.

NOTE 6 – LEASE COMMITMENTS

The Company has a lease arrangement whereby it leases the Company office location. The lease term is from November 1, 2010 through October 31, 2011 at $3,333 per month. The aggregate payments over the next five years are as follows:

2011	$ 33,300
2012	-
2013	-
2014	-
2015	-
Thereafter	$ 33,300

As described in note 3 one of the members of the Company personally guarantees the lease agreement.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2010 through February 17, 2011, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

LB Group LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2010
Schedule I

Net Capital	
Total members' equity	$ 22,143
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	22,143
Additions/other credits:	-
Total members' equity and allowable subordinated liabilities	22,143
Deductions/other charges:	
Accounts receivable	3,850
Other current assets	4,220
Net property and equipment	4,760
Total deductions/other charges	12,830
Tentative net capital	9,313
Net capital	$ 9,313
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 28,427
Total aggregate indebtedness	$ 28,427
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 4,313
Ratio: Aggregate indebtedness to net capital	305.24%

See report of independent auditor.

LB Group LLC

Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements

As of December 31, 2010

Schedule II

Net Capital as reported on 4th Quarter Focus	$ 19,314
Adjustments from 4th Quarter Focus to Annual Audit	
Audit fee accrual	(7,500)
Accounts payable audit adjustment	(300)
Business entity tax accrual	(250)
Payroll accrual audit adjustment	(1,951)
Total adjustments	(10,001)
Revised Net Capital as reported in the Annual Audit	$ 9,313

See report of independent auditor.

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

116 Sherman Street, P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Members of
LB Group LLC

In planning and performing our audit of the financial statements of LB Group LLC (the Company), as of December 31, 2010 and for the period from April 9, 2010 to December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
February 14, 2011

LB Group LLC

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

December 31, 2010

LB GROUP LLC

An Independent Private Equity Placement and Advisory Firm